Brookfield

2022

Q3 INTERIM REPORT

Brookfield Renewable Partners L.P.

OUR OPERATIONS
We invest in renewable power and climate transition assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 23,600 megawatts ("MW") of capacity, annualized long-term average ("LTA") generation of approximately 64,400 gigawatt hours ("GWh"), and a development pipeline of approximately 102,000 MW and 8 million metric tons per annum (“MMTPA”) of carbon capture and storage (“CCS”), making us one of the largest decarbonization companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at September 30, 2022:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	136	2,905	11,963	2,543
Canada	19	33	1,361	5,178	1,261
	49	169	4,266	17,141	3,804
Colombia	11	15	2,921	15,717	3,703
Brazil	27	43	940	4,811	—
	87	227	8,127	37,669	7,507
Wind
North America
United States(3)	—	35	2,841	8,361	—
Canada	—	4	483	1,438	—
	—	39	3,324	9,799	—
Europe	—	41	1,091	2,551	—
Brazil	—	19	457	1,950	—
Asia	—	18	981	2,428	—
	—	117	5,853	16,728	—
Utility-scale solar	—	118	3,406	7,526	—
Distributed energy & sustainable solutions
Distributed generation(4)	—	8,211	1,960	2,461	—
Storage & other(5)	2	23	4,271	—	5,220
	2	8,234	6,231	2,461	5,220
	89	8,696	23,617	64,384	12,727
(1)LTA is calculated based on our portfolio as at September 30, 2022, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes a battery storage facility in North America (10 MW).
(4)Includes nine fuel cell facilities in North America (10 MW).
(5)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), 12 cogeneration plants in Latin America (704 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2022 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia	3,584	3,938	3,837	4,358	15,717
Brazil	1,183	1,198	1,214	1,216	4,811
	9,404	10,094	8,458	9,713	37,669
Wind
North America
United States	2,319	2,246	1,738	2,058	8,361
Canada	400	345	273	420	1,438
	2,719	2,591	2,011	2,478	9,799
Europe	772	553	496	730	2,551
Brazil	371	494	606	479	1,950
Asia	582	583	631	632	2,428
	4,444	4,221	3,744	4,319	16,728
Utility-scale solar	1,707	2,025	2,137	1,657	7,526
Distributed generation	507	739	720	495	2,461
Total	16,062	17,079	15,059	16,184	64,384
(1)LTA is calculated based on our portfolio as at September 30, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.

The following table presents the annualized long-term average generation of our portfolio as at September 30, 2022 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,359	1,466	1,950	8,000
Canada	1,010	1,210	980	959	4,159
	3,235	3,569	2,446	2,909	12,159
Colombia	863	948	924	1,050	3,785
Brazil	1,007	1,020	1,034	1,036	4,097
	5,105	5,537	4,404	4,995	20,041
Wind
North America
United States	846	827	651	817	3,141
Canada	373	326	261	393	1,353
	1,219	1,153	912	1,210	4,494
Europe	284	220	186	271	961
Brazil	126	168	210	165	669
Asia	139	142	154	149	584
	1,768	1,683	1,462	1,795	6,708
Utility-scale solar	552	785	835	521	2,693
Distributed generation	190	293	291	190	964
Total	7,615	8,298	6,992	7,501	30,406
(1)LTA is calculated based on our portfolio as at September 30, 2022 reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "PART 9 – Cautionary Statements". We make use of non-IFRS measures in this Interim Report – see "PART 9 – Cautionary Statements". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

We had another successful quarter. We continued to see strong financial performance across our business, and we executed on a number of key operational and growth priorities, including several large-scale transactions from our robust pipeline of renewables and energy transition growth opportunities.
Recent highlights include:
•We generated funds from operations (FFO) of $243 million, or $0.38 per unit, a 15% increase over the same period last year.
•We closed or secured investments of up to $6 billion ($1.5 billion net to Brookfield Renewable) of capital across various transactions and regions.
•We advanced key commercial priorities, securing contracts to deliver an incremental 2,600-gigawatt hours of clean energy annually including 1,200-gigawatt hours to corporate offtakers.
•We continued to accelerate our development activities, commissioning approximately 2,700 megawatts of new projects. This includes commencing the commissioning of our 1,200-megawatt solar facility in Brazil. We also continue to execute on our 19,000-megawatt under-construction and advanced-stage pipeline. Together these projects are expected to contribute approximately $260 million of FFO annually to Brookfield Renewable.
•We have completed or are advancing $1.4 billion ($520 million net to Brookfield Renewable) of asset recycling activities and continue to maintain robust financial capacity with over $3.5 billion of available liquidity, no material near-term maturities, and limited floating rate exposure.
Growth Initiatives
2022 has already been a record year for growth. We have secured opportunities to deploy up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across a wide range of investments, including utility-scale wind and solar, distributed generation, nuclear, battery storage, and transition investments.
We continue to believe that renewable opportunities represent the largest decarbonization opportunities today and will remain so for the foreseeable future. However, we are increasingly finding attractive opportunities across emerging transition asset classes where our initial investments will position us for future large-scale decarbonization investment. We have already begun investing in these emerging assets classes in a prudent and structured manner.
Importantly, we are well positioned to fund this accelerated pace of growth. Our access to deep and varied sources of capital is increasingly valuable in the current environment. A significant portion of our recent growth is already funded or is structured to have capital deployed over a prolonged period and/or at our option. Further, we intend to more actively take advantage of the strong bids we are seeing for a number of our mature assets where we have successfully executed our business plans. Recycling proceeds from mature assets into new growth opportunities remains one of the most value accretive levers within our business, and we are advancing several attractive opportunities in this regard.
U.S. Renewable Development
We continue to see significant growth in our U.S. business through our existing development pipeline as well as adding complementary renewable platforms that provide enhanced capacity and capabilities to our business. Our development pipeline in the country now stands at over 60,000 megawatts and is well diversified across utility-scale wind and solar, distributed generation, and energy storage. Combined with

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

our existing fleet, we are well positioned for continued growth as owners and operators of one of the largest diversified clean power businesses in the country.
We recently signed an agreement to acquire Scout Clean Energy for $1 billion with the potential to invest an additional $350 million to support the business’ development activities ($270 million in total net to Brookfield Renewable). Scout’s portfolio includes over 800 megawatts of operating wind assets and a pipeline of over 22,000 megawatts of wind, solar and storage projects across 24 states, including almost 2,500 megawatts of under construction and advanced-stage projects. To complement our development capabilities, there is a strong management team in place with 80+ years of cumulative renewable power experience and a strong track record of developing and financing over 20 gigawatts of clean energy assets.
Our distributed generation business continues to be a significant area of growth globally, as the trends of decentralized power generation and direct customer interaction accelerate. In the past twelve months, in the U.S. alone, we have grown our distributed generation business by nearly three times to 9,000 megawatts. Since last quarter, we closed the previously announced Standard Solar for consideration of $540 million with the potential to invest an additional $160 million to support the business’ growth initiatives ($140 million in total net to Brookfield Renewable). Standard Solar is a market-leading owner and operator of commercial and community distributed solar, with end-to-end development capabilities and a strong track record of delivering high-quality assets. The business has approximately 500 megawatts of operating and under construction contracted assets, a robust development pipeline of almost 2,000 megawatts, and a strong team to execute on significant growth opportunities across several high value solar markets in the U.S. that are highly complementary to our existing business.
The timing of these investments has afforded us significant upside potential. We underwrote these investments, as well as Urban Grid—our utility-scale solar development platform that we acquired in the first quarter—to attractive returns prior to the enactment of the Inflation Reduction Act. However, all three platforms will meaningfully benefit from the Inflation Reduction Act, which provides significant upside to our underwriting.
Nuclear is Critical to the Net-Zero Transition and Energy Security
In October, we agreed to form a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The partnership brings together Cameco’s expertise as one of the largest global suppliers of uranium fuel for nuclear energy with Brookfield Renewable’s clean energy capabilities to create a powerful platform for strategic growth across the nuclear sector. The total equity invested will be approximately $4.5 billion ($750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own a 51% interest with Cameco owning 49%.
Westinghouse and nuclear power generation benefit from the same industry tailwinds as wind, solar, and hydro—decarbonization, electrification, and energy security. Recent geopolitical uncertainty is accelerating the need for countries to achieve energy independence. Further, any credible net-zero plan must include a meaningful and growing amount of nuclear power. Intermittent renewable technologies must be complemented by dispatchable resources. As the owner of one of the largest hydro businesses globally, we are seeing the increasing value of clean, dispatchable, baseload power generation. Like hydro, nuclear power provides a reliable and economic source of electricity to the grid. Going forward, we believe hydro and nuclear power will be the key technologies facilitating the rapid growth of intermittent solar and wind.
As the leading original equipment manufacturer and scale provider of mission-critical technologies, products, and services to half the global nuclear power generation fleet, Westinghouse is well positioned to capture nuclear industry tailwinds. Further, Westinghouse serves as a critical enabler of the energy transition across the world, providing products and services essential for the continued operation and growth of the global nuclear fleet.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The business operates well in all environments, given it is underpinned by highly durable cash flows, with approximately 85% of revenue coming from long-term, inflation-linked contracted or highly recurring service provision and a nearly 100% customer retention rate. Further, Westinghouse takes no commodity, construction, or significant fixed price contract risk, and it operates in countries where the liability for nuclear accidents lies entirely with the plant operators.
With over 50 gigawatts of plant extensions announced and more than 60 gigawatts of new-build reactors expected between 2020 and 2040 across more than 20 countries globally, Westinghouse is well positioned to benefit. The company has also secured new business servicing dozens of nuclear facilities across Eastern European countries that Russia traditionally served and is supporting the growing pipeline for extending and uprating existing nuclear power plants. And finally, there are multi-decade growth opportunities in the rollout of next-generation advanced nuclear technology, such as Westinghouse’s eVinci micro-reactor technology, which can play a growing role in an increasingly decentralized and decarbonized energy system.
Other Growth Initiatives
We recently agreed to two transition investments, progressing our strategy of prudently entering large and growing investible markets. Each of these opportunities has a small initial investment, is structured with significant downside protection, provides discretion over future investment, and establishes partnerships with experienced leaders in a growing space. This provides us with preferred investor status on significant capital investment opportunities and widens the range of decarbonization solutions we can offer our corporate customers around the world.
We formed a funding partnership with LanzaTech, a U.S. based carbon capture and transformation company. LanzaTech transforms waste carbon into usable net-zero inputs into industrial processes for products such as fuels, fabrics, and packaging. We invested $50 million in the form of a convertible note and secured the preferred right to invest up to $500 million (in aggregate $110 million net to Brookfield Renewable) of equity into carbon capture development projects that employ LanzaTech’s technology and meet pre-agreed risk-adjusted returns.
We also agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. We will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest up to an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities that meet pre-agreed risk-adjusted returns. The preferred equity structure is protected by a put right at a pre-determined valuation.
Operating Results
We are a real assets business that performs positively in an inflationary environment. Our cash flows remain stable and growing given they are supported by long-term contracts with creditworthy offtakes that are indexed to inflation. As material and construction costs of new projects go up, these costs can be passed onto customers in the form of higher PPA prices that are still at a significant discount to market energy prices.
Additionally, in the current market, we are able to offer critical electricity to the global economy at the lowest cost. Renewables have zero input cost, meaning that, unlike thermal generation, we do not need to rely on fossil fuel imports and are not subject to short-term price volatility. Further, as noted earlier, our large, scarce, perpetual hydro portfolio has become increasingly valuable in today’s environment as a provider of dispatchable, clean, baseload power. The punchline is simple: in addition to our record levels of growth, our underlying business continues to perform well and is backed by high-quality cash flows.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

During the quarter, we generated FFO of $243 million, or $0.38 per unit, reflecting solid performance and an increase of 15% versus the same period last year. Our operations benefited from strong global power prices, and continued growth, both through development and acquisitions.
Our hydroelectric segment delivered FFO of $130 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.
Our wind and solar segments generated a combined $147 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which is underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $43 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.
We are also expanding and delivering on our 19,000-megawatt construction and advanced-stage pipeline with significant development dollars in the ground. So far this year, we have commissioned approximately 2,700 megawatts of capacity, including nearly completing our 850-megawatt Shepherds Flat wind repowering project, and we are on track to commission an additional 1,400 megawatts of new capacity by the end of the year. Together, these projects are expected to contribute approximately $50 million of incremental run-rate FFO. Furthermore, we have a line of sight to commission approximately 10,000 megawatts through 2024, a significant portion of which we have already funded, that is expected to contribute an additional approximately $130 million of annual FFO.
Balance Sheet and Liquidity
Our balance sheet is in excellent shape, with S&P and Fitch affirming our credit rating at BBB+ with a stable outlook. We remain resilient to the rising interest rates globally, with over 90% of our borrowings being project level non-recourse debt, with an average remaining term of 12 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.
Despite market volatility, our access to diverse pools of capital continues to be differentiated, We have over $3.5 billion of available liquidity, giving us significant financial flexibility during periods of capital scarcity. During the quarter, we secured over $3.7 billion of non-recourse financings across the business that will close this year, resulting in approximately $400 million in upfinancing proceeds to Brookfield Renewable.
We are also accelerating our capital recycling program, which is not only an important part of our funding plan, but also a critical way we create value through a full cycle investment strategy. Continuing our recent trend of consistent monetizations, we have now agreed to close the sale of two solar facilities in Germany and four of five tranches of the sale of our 630-megawatt solar portfolio in Mexico, where we expect to close the final tranche by the end of the year, generating $400 million in the aggregate ($50 million net to Brookfield Renewable).
To date this year, we have initiated capital recycling initiatives that we expect to generate approximately $830 million of proceeds ($430 million net to Brookfield Renewable) when closed. We have also launched sales processes for some of our mature assets in select markets, which are garnering significant interest at attractive valuations providing significant visibility to our capital recycling program for the coming quarters.
Outlook
We are focused on growing our business and enhancing cash flows from our existing portfolio in order to generate 12-15% total long-term returns for our unitholders and shareholders.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Looking ahead, the opportunities for investing in renewable power and the energy transition will be even greater than they are today. And we continue to believe that our scale, track record, and global capabilities, position us as a partner of choice in facilitating decarbonization solutions.
On behalf of the Board and management of Brookfield Renewable, we thank all our unitholders and shareholders for their ongoing support.
Sincerely,

Connor Teskey
Chief Executive Officer
November 4, 2022

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power and climate transition assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power and climate transition assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in renewable power and climate transition. Today we have a large, multi-technology and globally diversified portfolio of clean energy and climate transition assets that are supported by approximately 3,400 experienced operators. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 23,600 MW of installed capacity largely across four continents, a development pipeline of approximately 102,000 MW and 8 MMTPA of CCS, and annualized long-term average generation on a proportionate basis of approximately 30,000 GWh.
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization of the electricity grids. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well-positioned to partner with governments and businesses to help them achieve their decarbonization goals.

Diverse and high-quality portfolio of renewable power and climate transition assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other climate transition assets, including distributed generation solar and storage. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to dispatch power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and other ancillaries.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. As wind and utility-scale solar have matured, they are now some of the lowest cost forms of generation in today’s environment, even compared to conventional fossil fuel sources of power like coal and gas. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other climate transition assets, such as carbon capture, are helping businesses and countries achieve their net-zero goals. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition, providing significant scarcity value to our investors.
Best-in class operators and developers. Brookfield Renewable has approximately 3,400 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating, developing, and managing power generation facilities span over 120 years and include full operating, development and power marketing capabilities. Our contracting capabilities are focused on creating tailored solutions for customers seeking to procure green power. We continue to enhance our development activities as we build out our 102,000 MW and 8 MMTPA of CCS development pipeline.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind, utility-scale solar and distributed generation assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 94% of our 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is approximately 8%, and approximately 92% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 12 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate and only 3% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at September 30, 2022 was over $3.5 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 102,000 MW and 8 MMTPA of CCS proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $6.8 billion of equity as we have invested in, acquired, or commissioned projects across various technologies. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have in the past pursued, and we may continue to pursue, development and acquisitions through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2022
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2022 is provided as of November 4, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, and Colombian pesos respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2022 Highlights	13	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	33
Part 2 – Financial Performance Review on Consolidated Information	16	Consolidated statements of cash flows	34
		Shares and units outstanding	35
		Dividends and distributions	36
Part 3 – Additional Consolidated Financial Information	18	Contractual obligations	36
Summary consolidated statements of financial position	18	Supplemental guarantor financial information	36
Related party transactions	18	Off-statement of financial position arrangements	37
Equity	20
		Part 6 – Selected Quarterly Information	38
Part 4 – Financial Performance Review on Proportionate Information	22	Summary of historical quarterly results	38

Proportionate results for the three months ended September 30	22	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	43
Reconciliation of non-IFRS measures	27
Contract profile	30	Part 8 – Presentation to Stakeholders and Performance Measurement	45

Part 5 – Liquidity and Capital Resources	31	Part 9 – Cautionary Statements	49
Capitalization and available liquidity	31
Borrowings	32

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 1 – Q3 2022 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Select financial information
Revenues	$1,105	$966	$3,515	$3,005
Net loss attributable to Unitholders	(136)	(115)	(213)	(311)
Basic and diluted loss per LP unit(1)	(0.25)	(0.21)	(0.44)	(0.58)
Proportionate Adjusted EBITDA(2)	495	446	1,541	1,445
Funds From Operations(2)	243	210	780	720
Funds From Operations per Unit(2)(3)	0.38	0.33	1.21	1.12
Distribution per LP unit	0.32	0.30	0.96	0.91

Operational information
Capacity (MW)	23,617	20,515	23,617	20,515
Total generation (GWh)
Long-term average generation	15,097	13,776	45,291	43,967
Actual generation	14,906	13,533	46,590	42,044

Proportionate generation (GWh)
Long-term average generation	6,905	6,697	22,471	22,655
Actual generation	6,440	6,125	21,843	20,513
Average revenue ($ per MWh)	91	85	88	84
(1)For the three and nine months ended September 30, 2022, average LP units totaled 275.2 million and 275.2 million, respectively (2021: 274.9 million and 274.9 million, respectively).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three and nine months ended September 30, 2022 were 645.9 million and 645.8 million, respectively (2021: 645.6 million and 645.6 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,515	$4,069
Debt to capitalization – Corporate	8%	8%
Debt to capitalization – Consolidated	38%	33%
Non-recourse borrowings – Consolidated	92%	90%
Fixed rate debt exposure on a proportionate basis(1)	97%	98%
Corporate borrowings
Average debt term to maturity(2)	12 years	13 years
Average interest rate(2)	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	13 years
Average interest rate	5.1%	4.2%
(1)Total floating rate exposure is 10% (2021: 7%) of which 7% (2021: 5%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.
(2)Excludes credit facilities and commercial paper issuances.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Operations
Funds From Operations of $243 million or $0.38 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, including approximately 3,000 MW of new development projects reaching commercial operations in the past 12 months;
•Higher realized prices across most markets on the back of inflation escalation and strong global power pricing; and
•Strong asset availability across our global fleet;
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders for the three months ended September 30, 2022 was $136 million.
We continued to focus on being the partner of choice to procure power
•Secured contracts to deliver over 2,600 GWh of clean energy annually including approximately 1,200 GWh to corporate offtakers
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be differentiated despite market volatility given the resiliency and investment grade balance sheet
•Liquidity position remains robust, with over $3.5 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Advancing over $3.7 billion of investment grade non-recourse financings across our diverse portfolio during the quarter
•We continue to progress on approximately $560 million (approximately $90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns, including the sale of 36 MW of Brazilian hydro assets and the second tranche of the sale of our 630 MW utility-scale solar portfolio developed by our 50% owned global solar developer in Mexico for $160 million (approximately $20 million net to Brookfield Renewable), where we expect to nearly double our invested capital in less than three years
Growth and Development
Together with our institutional partners, we closed or agreed to invest $6 billion (approximately $1.5 billion net to Brookfield Renewable) of capital across various investments, including:
•Closed the previously announced acquisition of a leading integrated distributed generation developer in the U.S. for consideration of $540 million with the potential to invest an additional $160 million to support the business’ growth initiatives ($140 million in total net to Brookfield Renewable). It is a market-leading owner and operator of commercial and community distributed solar, with end-to-end development capabilities and a strong track record of delivering high-quality assets
•Signed an agreement to acquire a U.S. renewables developer for $1 billion with the potential to invest an additional $350 million to support the business’ development activities ($270 million in total net to Brookfield Renewable). Its portfolio includes over 800 megawatts of operating wind assets and a pipeline of over 22,000 megawatts of wind, solar and storage projects across 24 states, including almost 2,500 megawatts of under construction and advanced-stage projects
•Subsequent to the quarter, we agreed to form a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The partnership brings together Cameco’s expertise as one of the largest global suppliers of uranium fuel for nuclear energy with Brookfield Renewable’s clean energy capabilities to create a powerful platform for strategic growth across the nuclear sector. The total equity invested will be approximately $4.5 billion ($750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own a 51% interest with Cameco owning 49%
•Subsequent to the quarter, we formed a funding partnership with a U.S. based carbon capture and transformation company that transforms waste carbon into useable net-zero inputs into industrial process for products such as fuels, fabrics, and packaging. We invested $50 million in the form of a convertible note and secured the preferred right to invest up to $500 million (in aggregate $110 million net to Brookfield Renewable) of equity into carbon capture development projects

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

•Subsequent to the quarter, we agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. We will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest up to an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities
During the year, we continued to accelerate our development activities
•Commissioned 2,700 MW of development projects, including over 560 MW of our utility-scale solar facility in Brazil. We also continue to advance the construction of over 19,000 MW of hydroelectric, wind, pumped storage, distributed and utility-scale solar and green hydrogen development projects, that are expected to generate Funds From Operations of approximately $260 million in aggregate once completed.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Revenues	$1,105	$966	$3,515	$3,005
Direct operating costs	(344)	(292)	(1,060)	(990)
Management service costs	(58)	(71)	(199)	(224)
Interest expense	(313)	(247)	(873)	(726)
Depreciation	(385)	(373)	(1,175)	(1,120)
Income tax (expense) recovery	8	(143)	(70)	(128)
Net (loss) income	$(77)	$(154)	$78	$(99)
	Average FX rates to USD
C$	1.31	1.26	1.28	1.25
	€0.99	0.85	0.94	0.84
R$	5.25	5.23	5.13	5.33
COP	4,375	3,844	4,068	3,696
Variance Analysis For The Three Months Ended September 30, 2022
Revenues totaling $1,105 million represents an increase of $139 million over the same period in the prior year due to the growth of our business and higher realized pricing. Recently acquired and commissioned facilities contributed 814 GWh of generation and $58 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 108 GWh and revenue by $13 million. On a same store, constant currency basis, revenue increased by $136 million as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $42 million, which was partly offset by $24 million favorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $344 million represents an increase of $52 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $58 million represents a decrease of $13 million over the same period in the prior year.
Interest expense totaling $313 million represents an increase of $66 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $385 million represents an increase of $12 million over the same period in the prior year due to the growth of our business.
Net loss totaling $77 million decreased by $77 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Variance Analysis For The Nine Months Ended September 30, 2022
Revenues totaling $3,515 million represents an increase of $510 million over the same period in the prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 2,572 GWh of generation and $222 million to revenue, which was partly offset by recently completed asset sales that reduced generation by 921 GWh and revenue by $95 million. On a same store, constant currency basis, revenues increased by $470 million primarily due to higher average realized revenue per MWh from inflation indexation, recontracting initiatives, and higher global merchant power prices, as well as stronger hydrology at our North American fleet during the year.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenues by $87 million, which was partly offset by a $57 million favorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $1,060 million represents an increase of $70 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers.
Management service costs totaling $199 million represents a decrease of $25 million over the same period in the prior year.
Interest expense totaling $873 million represents an increase of $147 million over the same period in the prior year due to growth in our portfolio and accelerated financing activities in South America, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $1,175 million represents an increase of $55 million over the same period in the prior year due to the growth of our business.
Net income was $78 million compared to net loss of $99 million in the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2022	December 31, 2021
Current assets	3,573	2,861
Equity-accounted investments	1,261	1,107
Property, plant and equipment, at fair value	49,079	49,432
Total assets	57,388	55,867
Corporate borrowings	2,761	2,149
Non-recourse borrowings	22,021	19,380
Deferred income tax liabilities	5,926	6,215
Total liabilities and equity	57,388	55,867
	Spot FX rates to USD
C$	1.38	1.26
	€1.02	0.88
R$	5.41	5.58
COP	4,532	3,981
Property, plant and equipment
Property, plant and equipment totaled $49.1 billion as at September 30, 2022 compared to $49.4 billion as at December 31, 2021, representing a decrease of $0.3 billion. During the year, the acquisition of a 20 GW portfolio of utility-scale solar and energy storage development platform, a distributed generation developer with 500 MW of contracted operating and under construction assets, an 1.8 GW of development pipeline in the United States, as well as our continued investments in the development of power generating assets increased property, plant and equipment by $3.2 billion. The increase was more than offset by the sale of our 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $2.2 billion and depreciation expense associated with property, plant and equipment of $1.2 billion.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to financing using the Private Funds’ credit facilities. During the third quarter of 2022, Brookfield Renewable entered into a new voting

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under Brookfield Global Transition Fund subscription facility. The transaction was accounted for as an asset acquisition.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at the London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three and nine months ended September 30, 2022, totaled nil and less than $1 million (2021: $1 million and $2 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financing, tax equity and equity offerings of Brookfield Renewable, alongside other market participants. Such activities are recorded as Non-recourse borrowings, Financial instrument liabilities, and Equity on the consolidated statements of financial position, respectively. As at September 30, 2022, $89 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million). Brookfield Reinsurance has subscribed to tax equity financing of $7 million (2021: nil) and $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, formed a strategic partnership with Cameco to acquire 100% of Westinghouse from Brookfield Business Partners (“BBU”) and its institutional partners for a total equity cost of $4.5 billion, subject to closing adjustments. The transaction was done at arm’s length. Refer to Note 21 - Subsequent Events for more details.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2021 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$—	$6	$22	$89
Direct operating costs
Energy purchases	$—	$—	$—	$—
Energy marketing fee and other services	—	(2)	(4)	(5)
Insurance services(1)	—	(6)	—	(19)
	$—	$(8)	$(4)	$(24)
Interest expense
Borrowings	$—	$(1)	$—	$(2)
Contract balance accretion	(2)	(1)	(14)	(10)
	$(2)	$(2)	$(14)	$(12)
Other related party services	$(1)	$(1)	$(3)	$(3)
Management service costs	$(58)	$(71)	$(199)	$(224)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million and $71 million were declared during the three and nine months ended September 30, respectively (2021: $20 million and $60 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $8 million and $22 million, respectively (2021: $4 million and $7 million, respectively) on the perpetual subordinated notes during the three and nine months ended September 30, 2022. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2022, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three and nine months ended September 30, 2022, Brookfield Renewable issued 43,294 and 190,486 LP units, respectively (2021: 63,127 and 156,794 LP units, respectively) under the distribution reinvestment plan at a total value of $1 million]and $7 million, respectively (2021: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2022, holders of BEPC exchangeable shares exchanged 3,834 and 11,918 exchangeable shares, respectively (2021: 4,766 and 14,408 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2022 and 2021.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(1)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,236	2,333	2,445	2,441	$212	$192	$127	$119	$76	$80
Brazil	849	552	1,035	1,011	49	34	40	48	31	43
Colombia	1,092	1,045	924	858	65	54	45	40	23	28
	4,177	3,930	4,404	4,310	326	280	212	207	130	151
Wind
North America	725	797	908	975	70	70	46	64	28	48
Europe	179	168	190	174	19	18	23	17	20	11
Brazil	197	194	210	208	10	10	9	9	7	7
Asia	148	107	154	121	10	8	9	5	6	3
	1,249	1,266	1,462	1,478	109	106	87	95	61	69
Utility-scale solar	569	556	773	651	104	101	114	91	86	61
Distributed energy & sustainable solutions(1)	445	373	266	258	80	67	52	47	43	39
Corporate	—	—	—	—	—	—	30	6	(77)	(110)
Total	6,440	6,125	6,905	6,697	$619	$554	$495	$446	$243	$210
(1)Actual generation includes 198 GWh (2021: 157 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$326	$280
Other income	7	$39
Direct operating costs	(121)	(112)
Adjusted EBITDA(1)	212	207
Interest expense	(73)	(50)
Current income taxes	(9)	(6)
Funds From Operations	$130	$151

Generation (GWh) – LTA	4,404	4,310
Generation (GWh) – actual	4,177	3,930
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for Hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	1,269	1,641	$84	$69	$78	$75	$52	$53
Canada	967	692	61	59	49	44	24	27
	2,236	2,333	74	66	127	119	76	80
Brazil	849	552	58	62	40	48	31	43
Colombia	1,092	1,045	60	56	45	40	23	28
Total	4,177	3,930	$67	$61	$212	$207	$130	$151
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $76 million versus $80 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation on our contracted generation and strong market pricing environment was more than offset by financing initiatives in Canada completed in 2021 to fund growth ($8 million).
Brazil
Funds From Operations at our Brazilian business was $31 million versus $43 million in the prior year. Excluding the impact of the positive ruling regarding historical under allocation of generation to our facilities under the centralized pooling mechanism that benefited the prior year ($25 million), Funds From Operations was significantly higher than prior year as the benefit of favorable generation (54% above prior year) and commissioning of a 30 MW hydroelectric facility in the second quarter of 2022 ($2 million and 31 GWh) was partly offset by lower average revenue per MWh as higher pricing on our contracted generation due to inflation indexation was more than offset by lower pricing on our uncontracted generation due to historically strong hydroelectric resources across the country.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Colombia
Funds From Operations at our Colombian business was $23 million versus $28 million in the prior year. On a local currency basis, Funds From Operations was 9% higher than the prior year primarily due to the benefit from newly acquired and commissioned facilities ($4 million and 59 GWh), higher generation that was 18% above long-term average and higher average revenue per MWh due to inflation indexation and recontracting initiatives, partly offset by higher interest expense as a result of accelerating refinancing initiatives. The increase was more than offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$109	$106
Other income	19	24
Direct operating costs	(41)	(35)
Adjusted EBITDA(1)	87	95
Interest expense	(23)	(21)
Current income taxes	(3)	(5)
Funds From Operations	$61	$69

Generation (GWh) – LTA	1,462	1,478
Generation (GWh) – actual	1,249	1,266
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for Wind operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	577	625	$99	$85	$37	$53	$25	$43
Canada	148	172	88	99	9	11	3	5
	725	797	97	88	46	64	28	48
Europe	179	168	145	122	23	17	20	11
Brazil	197	194	52	52	9	9	7	7
Asia	148	107	68	69	9	5	6	3
Total	1,249	1,266	$93	$85	$87	$95	$61	$69
(1)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

North America
Funds From Operations at our North American business was $28 million versus $48 million in the prior year. On a same store basis, net of asset sales ($24 million and 63 GWh), the benefit of higher average revenue per MWh due to inflation indexation and generation mix was partly offset by lower resources.
Europe
Funds From Operations at our European business was $20 million versus $11 million in the prior year primarily due to higher market prices in Spain and stronger resources.
Brazil
Funds From Operations at our Brazilian business of $7 million was consistent with the prior year as the benefit from higher average revenue per MWh due to inflation indexation of our contracts was fully offset by the weakening of the Brazilian real against the U.S. dollar.
Asia
Funds From Operations at our Asian business was $6 million versus $3 million in the prior year primarily due to growth from newly acquired facilities in China ($2 million and 32 GWh). On a same store basis, Funds From Operations was higher than prior year primarily due to favorable generation at our wind portfolio in China.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$104	$101
Other income	35	10
Direct operating costs	(25)	(20)
Adjusted EBITDA(1)	114	91
Interest expense	(27)	(30)
Current income taxes	(1)	—
Funds From Operations	$86	$61

Generation (GWh) – LTA	773	651
Generation (GWh) – actual	569	556
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Utility-scale solar business was $86 million versus $61 million in the prior year as the benefit from newly acquired and commissioned facilities ($2 million and 71 GWh) and higher market prices in Spain were partly offset by lower resources.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed energy & sustainable solutions business for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$80	$67
Other income	7	—
Direct operating costs	(35)	(20)
Adjusted EBITDA(1)	52	47
Interest expense	(7)	(8)
Current income taxes	(2)	—
Funds From Operations	$43	$39

Generation (GWh) – LTA	266	258
Generation (GWh) – actual(2)	445	373
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 198 GWh (2021: 157 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our Distributed energy & sustainable solutions business was $43 million versus $39 million in the prior year primarily due to the benefit from the growth of our distributed generation portfolio.
CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Other income	$39	$14
Direct operating costs	(9)	(8)
Adjusted EBITDA(1)	30	6
Management service costs	(58)	(71)
Interest expense	(25)	(21)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(24)
Funds From Operations	$(77)	$(110)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(102)	$9	$73	$(34)	$(6)	$8	$9	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	101	23	26	94	15	11	15	69	31	—	385
Deferred income tax expense (recovery)	(34)	(1)	6	—	8	—	1	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	126	(1)	(10)	(35)	(3)	—	(1)	(7)	1	(10)	60
Other(1)	2	2	(1)	16	20	4	2	48	10	73	176
Management service costs	—	—	—	—	—	—	—	—	—	58	58
Interest expense	73	12	67	43	3	8	12	47	20	28	313
Current income tax expense	—	2	26	—	—	1	1	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(2)	(39)	(6)	(142)	(38)	(14)	(23)	(30)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$127	$40	$45	$46	$23	$9	$9	$114	$52	$30	$495
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$—	$19	$(79)	$(45)	$(5)	$(3)	$2	$32	$16	$(91)	$(154)
Add back or deduct the following:
Depreciation	87	20	25	105	25	10	9	66	25	1	373
Deferred income tax expense (recovery)	(8)	2	152	(8)	2	(1)	1	(4)	(1)	(14)	121
Foreign exchange and financial instrument loss (gain)	(3)	4	2	(10)	(1)	4	(1)	(12)	2	(6)	(21)
Other(1)	4	2	6	29	1	12	4	23	5	21	107
Management service costs	—	—	—	—	—	—	—	—	—	71	71
Interest expense	60	9	29	43	4	7	8	47	16	24	247
Current income tax expense	1	2	15	—	1	1	—	1	1	—	22
Amount attributable to equity accounted investments and non-controlling interests(2)	(22)	(10)	(110)	(50)	(10)	(21)	(18)	(62)	(17)	—	(320)
Adjusted EBITDA	$119	$48	$40	$64	$17	$9	$5	$91	$47	$6	$446
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2022	2021
Net loss	$(77)	$(154)
Add back or deduct the following:
Depreciation	385	373
Deferred income tax (recovery) expense	(41)	121
Foreign exchange and financial instruments (gain) loss	60	(21)
Other(1)	176	107
Amount attributable to equity accounted investments and non-controlling interest(2)	(260)	(216)
Funds From Operations	$243	$210
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2022	2021
Basic loss per LP unit(1)	$(0.25)	$(0.21)
Depreciation	0.36	0.35
Foreign exchange and financial instruments loss	0.14	—
Deferred income tax (recovery) expense	(0.08)	0.01
Other	0.21	0.18
Funds From Operations per Unit(2)	$0.38	$0.33
(1)During the three months ended September 30, 2022, on average there were 275.2 million LP units outstanding (2021: 274.9 million).
(2)Average units outstanding, for the three months ended September 30, 2022, were 645.9 million (2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	1,504	6,510	6,102	5,301	4,765
Canada	830	3,541	3,528	3,528	3,528
	2,334	10,051	9,630	8,829	8,293
Wind
North America
United States	1,272	3,137	2,573	2,573	2,519
Canada	392	1,352	1,352	1,352	1,264
	1,664	4,489	3,925	3,925	3,783
Brazil	153	589	589	589	589
Europe	236	917	917	917	917
Asia	105	471	471	471	471
	2,158	6,466	5,902	5,902	5,760
Utility-scale solar	440	2,249	2,249	2,244	2,236
Distributed energy & sustainable solutions	186	922	918	905	897
Contracted on a proportionate basis	5,118	19,688	18,699	17,880	17,186
Uncontracted on a proportionate basis	307	2,850	3,839	4,658	5,352
Long-term average on a proportionate basis	5,425	22,538	22,538	22,538	22,538
Non-controlling interests	5,249	21,458	21,458	21,458	21,458
Total long-term average	10,674	43,996	43,996	43,996	43,996
Contracted generation as a % of total generation on a proportionate basis	94%	87%	83%	79%	76%
Price per MWh – total generation on a proportionate basis	$77	$84	$87	$88	$90
(1)Includes generation of 245 GWh for 2022, 1,348 GWh for 2023, and 918 GWh for 2024, 142 GWh for 2025, and 161 GWh for 2026 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 13 years in Europe, 10 years in Brazil, 3 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (44%), distribution companies (21%), commercial & industrial users (20%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 92% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Corporate credit facility(1)	$200	$—	$200	$—
Commercial paper(1)	597	—	597	—
Debt
Medium term notes(2)	1,971	2,156	1,971	2,156
Non-recourse borrowings(3)	—	—	22,020	19,352
	1,971	2,156	23,991	21,508
Deferred income tax liabilities, net(4)	—	—	5,735	6,018
Equity
Non-controlling interest	—	—	11,380	12,303
Preferred equity	560	613	560	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity(5)	760	832	760	832
Unitholders' equity	8,679	9,607	8,679	9,607
Total capitalization	$12,562	$13,800	$51,697	$51,473
Debt-to-total capitalization(1)	16%	16%	46%	42%
Debt-to-total capitalization (market value)(1)(6)	8%	8%	38%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $2,076 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $128 million (2021: $132 million) of deferred financing fees and $129 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was effective on January 31, 2022.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	September 30, 2022	December 31, 2021
Brookfield Renewable's share of cash and cash equivalents	$468	$540
Investments in marketable securities	197	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(204)	(24)
Authorized letter of credit facility(2)	500	400
Issued letters of credit	(311)	(289)
Available portion of corporate credit facilities	2,360	2,462
Available portion of subsidiary credit facilities on a proportionate basis	490	916
Available liquidity	$3,515	$4,069
(1)$4 million (2021: $24 million) relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
(2)Subsequent to the end of the quarter, Brookfield Renewable increased the authorized letter of credit facility from $400 million to $500 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Credit facilities	4.1	4	200	N/A	5	—
Commercial paper	3.8	<1	597	N/A	N/A	—
Medium term notes	3.9	12	$1,971	3.9	13	$2,156
Proportionate non-recourse borrowings(1)
Hydroelectric	5.9	13	4,744	4.9	12	4,913
Wind	4.6	9	2,139	3.9	9	2,371
Utility-scale solar	4.4	13	2,505	3.3	13	2,736
Distributed energy & sustainable solutions	4.4	9	1,035	3.6	11	996
	5.1	12	10,423	4.2	13	11,016
			13,191			13,172
Proportionate unamortized financing fees, net of unamortized premiums			(54)			(28)
			13,137			13,144
Equity-accounted borrowings			(351)			(351)
Non-controlling interests			11,996			8,736
As per IFRS Statements			$24,782			$21,529
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2022:

(MILLIONS)	Balance of 2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$289	$—	$1,682	$1,971

Non-recourse borrowings
Credit facilities	—	—	5	—	64	—	69
Hydroelectric	31	374	75	319	278	2,041	3,118
Wind	—	—	24	—	88	509	621
Utility-scale solar	—	12	33	—	40	544	629
Distributed energy & sustainable solutions	—	—	37	150	—	213	400
	31	386	174	469	470	3,307	4,837
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	26	101	107	128	158	1,101	1,621
Wind	43	177	158	154	146	815	1,493
Utility-scale solar	60	140	131	137	129	1,251	1,848
Distributed energy & sustainable solutions	18	65	70	60	34	377	624
	147	483	466	479	467	3,544	5,586
Total	$178	$869	$640	$1,237	$937	$8,533	$12,394
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights— Growth and Development”.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$440	$353	$1,497	$1,053
Changes in due to or from related parties	2	(58)	4	5
Net change in working capital balances	(48)	(67)	(366)	(586)
	394	228	1,135	472
Financing activities	892	(314)	2,069	1,204
Investing activities	(1,233)	89	(3,072)	(1,550)
Foreign exchange loss on cash	(30)	(10)	(50)	(16)
Increase (decrease) in cash and cash equivalents	$23	$(7)	$82	$110
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three and nine months ended September 30, 2022 totaled $440 million and $1,497 million, respectively, compared to $353 million and $1,053 million in 2021, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Trade receivables and other current assets	$(100)	$(158)	$(408)	$(441)
Accounts payable and accrued liabilities	52	28	33	(193)
Other assets and liabilities	—	63	9	48
	$(48)	$(67)	$(366)	$(586)
Financing Activities
Cash flows provided by financing activities totaled $892 million and $2,069 million for the three and nine months ended September 30, 2022, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,313 million and $3,679 million of net proceeds from corporate and non-recourse upfinancings for the three and nine months ended September 30, 2022, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units during the second quarter of 2022.
Distributions paid during the three and nine months ended September 30, 2022 to Unitholders were $228 million and $686 million, respectively (2021: $213 million and $642 million, respectively). We increased our distributions to $1.28 per LP unit in 2022 on an annualized basis (2021: $1.22), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid during the three and nine months ended September 30, 2022, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $252 million and $1,109 million, respectively (2021: $223 million and $645 million). Our non-controlling interest contributed capital, net of capital returns, of $64 million and $338 million in the three and nine months ended September 30, 2022, respectively (2021: $(137) million and $658 million).
Cash flows used in and provided by financing activities totaled $314 million and $1,204 million for the three and nine months ended September 30, 2021, respectively. Our disciplined and investment grade approach to financing our investment activity allowed us to generate $1,668 million of proceeds from corporate and non-recourse upfinancings for the nine months ended September 30, 2021 as well as our inaugural perpetual green subordinated notes of $340 million during the second quarter of 2021.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Investing Activities
Cash flows used in investing activities totaled $1,233 million and $3,072 million for the three and nine months ended September 30, 2022, respectively. During the year, we invested $1,381 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets in the United States, a 1.7 GW of utility-scale solar development portfolio in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $577 million and $1,478 million for the three and nine months ended September 30, 2022, respectively.
Cash flows provided by and used in investing activities totaled $89 million and $1,550 million for the three and nine months ended September 30, 2021, respectively. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $448 million and $379 million, respectively,, into accretive growth opportunities, investing $1,481 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the quarter, and the continuing initiative to repower existing wind power projects, was $298 million and $831 million for the three and nine months ended September 30, 2021, respectively.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2022	December 31, 2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,218,488	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	190,486	230,304
Exchanged for BEPC exchangeable shares	11,918	16,071
Balance, end of period	275,286,669	275,084,265
Total LP units on a fully-exchanged basis(4)	641,993,096	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 2,885,496 outstanding units of Series 5 Preferred Limited Partnership Units and 10,000,000 outstanding units of Series 11 Preferred Units.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30,:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2022	2021	2022	2021	2022	2021	2022	2021
Class A Preference Shares	$6	$6	$6	$6	$19	$19	$19	$19
Perpetual Subordinated Notes	8	4	9	5	22	7	22	5
Class A Preferred LP units	10	14	10	15	33	43	33	44
Participating non-controlling interests – in operating subsidiaries	227	197	227	197	1,035	577	1,035	577
GP interest and incentive distributions	25	21	25	21	75	63	74	62
Redeemable/Exchangeable partnership units	62	59	62	57	188	176	186	175
BEPC Exchangeable shares	55	52	54	52	165	156	165	156
LP units	88	84	87	83	267	251	261	249
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	153	28	535	196
Net income	137	3	493	189
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2022 were $1,105 million and $3,515 million, respectively (2021: $966 million and $3,005 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

(MILLIONS)	September 30, 2022	December 31, 2021
Current assets(1)	$1,072	$1,145
Total assets(2)(3)	2,476	2,688
Current liabilities(4)	7,319	7,710
Total liabilities(5)	7,536	7,710
(1)Amount due from non-guarantor subsidiaries was $1,061 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at September 30, 2022 and December 31, 2021 were $57,388 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,391 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $6,516 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $6,516 million (2021: $7,463 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2022, letters of credit issued amounted to $1,123 million (2021: $1,048 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022			2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	15,097	16,280	15,097	14,946	13,776	16,092	14,099	14,333
Total Generation (GWh) – actual	14,906	16,488	15,196	14,585	13,533	14,683	13,828	13,247
Proportionate Generation (GWh) – LTA	6,905	8,152	7,414	7,197	6,697	8,356	7,602	7,354
Proportionate Generation (GWh) – actual	6,440	7,978	7,425	6,637	6,125	7,013	7,375	6,583
Revenues	$1,105	$1,274	$1,136	$1,091	$966	$1,019	$1,020	$952
Net income (loss) to Unitholders	(136)	1	(78)	(57)	(115)	(63)	(133)	(120)
Basic and diluted loss per LP unit	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)
Funds From Operations	243	294	243	214	210	268	242	201
Funds From Operations per Unit	0.38	0.46	0.38	0.33	0.33	0.42	0.38	0.31
Distribution per LP Unit	0.32	0.32	0.32	0.30	0.30	0.30	0.30	0.29

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	8,858	7,911	9,251	9,254	$745	$614	$472	$405	$325	$286
Brazil	2,868	2,816	3,040	2,997	142	131	127	129	100	113
Colombia	3,189	2,850	2,738	2,551	205	160	143	117	84	88
	14,915	13,577	15,029	14,802	1,092	905	742	651	509	487
Wind
North America	2,927	2,965	3,264	3,856	241	287	160	224	110	164
Europe	633	767	682	826	102	90	102	151	89	134
Brazil	424	461	503	502	23	24	19	19	14	13
Asia	436	348	426	338	29	24	25	17	16	11
	4,420	4,541	4,875	5,522	395	425	306	411	229	322
Utility-scale solar	1,464	1,421	1,859	1,635	297	280	308	231	224	144
Distributed energy & sustainable solutions(1)	1,044	974	708	696	207	188	147	134	118	104
Corporate	—	—	—	—	—	—	38	18	(300)	(337)
Total	21,843	20,513	22,471	22,655	$1,991	$1,798	$1,541	$1,445	$780	$720
(1)Actual generation includes 401 GWh (2021: 352 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(110)	$34	$274	$(80)	$36	$(1)	$21	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	309	68	84	289	49	33	46	203	92	2	1,175
Deferred income tax expense (recovery)	(49)	(2)	37	7	31	3	—	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	238	(3)	(35)	(62)	(2)	2	(1)	10	(8)	(36)	103
Other(1)	13	8	(13)	28	32	12	2	102	17	93	294
Management service costs	—	—	—	—	—	—	—	—	—	199	199
Interest expense	220	35	165	122	9	20	37	133	55	77	873
Current income tax expense	2	8	82	—	2	3	3	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(2)	(151)	(21)	(451)	(144)	(55)	(53)	(83)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$472	$127	$143	$160	$102	$19	$25	$308	$147	$38	$1,541
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(11)	$43	$93	$(151)	$114	$(1)	$7	$36	$60	$(289)	$(99)
Add back or deduct the following:
Depreciation	271	58	78	300	86	30	27	198	71	1	1,120
Deferred income tax expense (recovery)	(37)	1	168	(16)	—	—	4	(10)	(2)	(40)	68
Foreign exchange and financial instrument loss (gain)	58	—	(29)	12	(8)	8	(1)	(34)	(1)	(27)	(22)
Other(1)	16	18	39	78	77	12	5	53	13	138	449
Management service costs	—	—	—	—	—	—	—	—	—	224	224
Interest expense	185	26	83	126	19	18	24	135	39	71	726
Current income tax expense	3	7	35	—	4	3	3	3	2	—	60
Amount attributable to equity accounted investments and non-controlling interests(2)	(80)	(24)	(350)	(125)	(141)	(51)	(52)	(150)	(48)	(60)	(1,081)
Adjusted EBITDA	$405	$129	$117	$224	$151	$19	$17	$231	$134	$18	$1,445
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the for the nine months ended September 30:

(MILLIONS)	2022	2021
Net income (loss)	$78	$(99)
Add back or deduct the following:
Depreciation	1,175	1,120
Deferred income tax (recovery) expense	(36)	68
Foreign exchange and financial instruments loss (gain)	103	(22)
Other(1)	294	449
Amount attributable to equity accounted investments and non-controlling interest(2)	(834)	(796)
Funds From Operations	$780	$720
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2022	2021
Basic loss per LP unit(1)	$(0.44)	$(0.58)
Depreciation	1.10	1.09
Foreign exchange and financial instruments loss	0.20	0.10
Deferred income tax recovery	(0.12)	(0.08)
Other	0.47	0.59
Funds From Operations per Unit(2)	$1.21	$1.12
(1)During the nine months ended September 30, 2022, on average there were 275.2 million (2021: 274.9 million).
(2)Average units outstanding for the nine months ended September 30, 2022 were 645.8 million (2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset and goodwill impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse. The total equity invested will be approximately $4.5 billion, and Brookfield Renewable, alongside our institutional partners, will own a 51% interest and with Cameco owning 49%. Brookfield Renewable expecting to invest $750 million to acquire an approximate 17% interest. The closing of this transaction is expected to occur in the second half of 2023 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, invested in a funding partnership with a U.S. based carbon capture and transformation company that transforms waste carbon into useable net-zero inputs into industrial processes for products such as fuels, fabrics, and packaging. Brookfield Renewable invested $50 million ($10 million net to Brookfield Renewable) in the form of a convertible note and secured the preferred right to invest up to $500 million ($100 million net to Brookfield Renewable) of equity into carbon capture development projects.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. Brookfield Renewable will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, cogeneration (excluding Colombia) and biomass assets only.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE, the hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Generation from our pumped storage and cogeneration facilities in the Americas is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities, Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and utility-scale renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and utility-scale panels; the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the hydrological balancing pool administered by the government of Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

changes in government policy; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	14	$846	$764
Restricted cash	15	348	261
Trade receivables and other current assets	16	2,037	1,683
Financial instrument assets	4	146	60
Due from related parties	19	196	35
Assets held for sale	3	—	58
		3,573	2,861
Financial instrument assets	4	798	262
Equity-accounted investments	13	1,261	1,107
Property, plant and equipment, at fair value	7	49,079	49,432
Intangible assets		212	218
Goodwill	12	1,346	966
Deferred income tax assets	6	191	197
Other long-term assets		928	824
Total Assets		$57,388	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$960	$779
Financial instrument liabilities	4	462	400
Due to related parties	19	236	164
Corporate borrowings	8	597	—
Non-recourse borrowings	8	2,237	1,818
Provisions		34	55
Liabilities directly associated with assets held for sale	3	—	6
		4,526	3,222
Financial instrument liabilities	4	774	565
Corporate borrowings	8	2,164	2,149
Non-recourse borrowings	8	19,784	17,562
Deferred income tax liabilities	6	5,926	6,215
Provisions		773	718
Other long-term liabilities		1,470	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	11,380	12,303
General partnership interest in a holding subsidiary held by Brookfield	9	53	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,613	2,894
BEPC exchangeable shares	9	2,314	2,562
Preferred equity	9	560	613
Perpetual subordinated notes	9	592	592
Preferred limited partners' equity	10	760	881
Limited partners' equity	11	3,699	4,092
Total Equity		21,971	23,996
Total Liabilities and Equity		$57,388	$55,867
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2022	2021	2022	2021
Revenues	19	$1,105	$966	$3,515	$3,005
Other income		22	42	107	289
Direct operating costs(1)		(344)	(292)	(1,060)	(990)
Management service costs	19	(58)	(71)	(199)	(224)
Interest expense	8	(313)	(247)	(873)	(726)
Share of earnings (loss) from equity-accounted investments	13	12	(4)	60	3
Foreign exchange and financial instruments (loss) gain	4	(60)	21	(103)	22
Depreciation	7	(385)	(373)	(1,175)	(1,120)
Other		(64)	(53)	(124)	(230)
Income tax (expense) recovery
Current	6	(33)	(22)	(106)	(60)
Deferred	6	41	(121)	36	(68)
		8	(143)	(70)	(128)
Net income (loss)		$(77)	$(154)	$78	$(99)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$35	$(63)	$217	$143
General partnership interest in a holding subsidiary held by Brookfield	9	22	19	69	58
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(47)	(40)	(85)	(111)
BEPC exchangeable shares	9	(43)	(36)	(76)	(99)
Preferred equity	9	6	6	19	19
Perpetual subordinated notes	9	8	4	22	7
Preferred limited partners' equity	10	10	14	33	43
Limited partners' equity	11	(68)	(58)	(121)	(159)
		$(77)	$(154)	$78	$(99)
Basic and diluted loss per LP unit		$(0.25)	$(0.21)	$(0.44)	$(0.58)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2022	2021	2022	2021
Net income (loss)		$(77)	$(154)	$78	$(99)
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Revaluations of property, plant and equipment	7	—	—	17	(257)
Actuarial gain on defined benefit plans		—	—	20	27
Deferred tax (recovery) expense on above item		—	(162)	(12)	(122)
Unrealized (loss) gain on investments in equity securities	4	(15)	(2)	(24)	3
Equity-accounted investments	13	—	(4)	4	(5)
Total items that will not be reclassified to net income		(15)	(168)	5	(354)
Other comprehensive loss that may be reclassified to net income
Foreign currency translation		(664)	(351)	(770)	(689)
Gain (loss) arising during the period on financial instruments designated as cash-flow hedges	4	46	(128)	40	(125)
Gain on foreign exchange swaps net investment hedge	4	112	12	164	28
Reclassification adjustments for amounts recognized in net income (loss)	4	36	18	128	15
Deferred income taxes on above items		(29)	18	(75)	16
Equity-accounted investments	13	(73)	(6)	(77)	(7)
Total items that may be reclassified subsequently to net income (loss)		(572)	(437)	(590)	(762)
Other comprehensive loss		(587)	(605)	(585)	(1,116)
Comprehensive loss		$(664)	$(759)	$(507)	$(1,215)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(347)	$(398)	$(270)	$(537)
General partnership interest in a holding subsidiary held by Brookfield	9	21	17	69	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(97)	(117)	(99)	(243)
BEPC exchangeable shares	9	(86)	(104)	(88)	(216)
Preferred equity	9	(36)	(8)	(34)	22
Perpetual subordinated notes	9	8	4	22	7
Preferred limited partners' equity	10	10	14	33	43
Limited partners' equity	11	(137)	(167)	(140)	(346)
		$(664)	$(759)	$(507)	$(1,215)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2022	$(1,728)	$(823)	$6,486	$4	$(19)	$1	$3,921	$760	$601	$592	$2,454	$11,845	$57	$2,771	$23,001
Net income (loss)	(68)	—	—	—	—	—	(68)	10	6	8	(43)	35	22	(47)	(77)
Other comprehensive income (loss)	—	(77)	1	—	8	(1)	(69)	—	(42)	—	(43)	(382)	(1)	(50)	(587)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	188	—	—	188
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	—	—	(54)	—	—	(54)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(6)	(8)	(55)	(227)	(25)	(62)	(481)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	—	—	1
Other	—	1	—	—	1	—	2	—	1	—	1	(25)	—	1	(20)
Change in period	(155)	(76)	1	—	9	(1)	(222)	—	(41)	—	(140)	(465)	(4)	(158)	(1,030)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971

Balance, as at June 30, 2021	$(1,300)	$(746)	$5,534	$(1)	$(45)	$5	$3,447	$1,028	$624	$340	$2,159	$11,644	$50	$2,439	21,731
Net income (loss)	(58)	—	—	—	—	—	(58)	14	6	4	(36)	(63)	19	(40)	(154)
Other comprehensive income (loss)	—	(72)	(17)	—	(17)	(3)	(109)	—	(14)	—	(68)	(335)	(2)	(77)	(605)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	44	—	—	44
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposal	26	—	(26)	—	—	—	—	—	—	—	—	(181)	—	—	(181)
Distributions or dividends declared	(84)	—	—	—	—	—	(84)	(14)	(6)	(4)	(52)	(197)	(21)	(59)	(437)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	12	(5)	(16)	—	1	2	(6)	—	—	—	(4)	30	—	(6)	14
Change in period	(102)	(77)	(59)	—	(16)	(1)	(255)	(147)	(14)	—	(160)	(702)	(4)	(182)	(1,464)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(121)	—	—	—	—	—	(121)	33	19	22	(76)	217	69	(85)	78
Other comprehensive income (loss)	—	(58)	2	3	38	(4)	(19)	—	(53)	—	(12)	(487)	—	(14)	(585)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	482	—	—	482
Issuance of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Redemption of Preferred LP Units (Note 10)	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposals (Note 3)	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(267)	—	—	—	—	—	(267)	(33)	(19)	(22)	(165)	(1,035)	(75)	(188)	(1,804)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Other	—	1	5	1	—	—	7	—	—	—	5	(25)	—	6	(7)
Change in period	(367)	(57)	(7)	4	38	(4)	(393)	(121)	(53)	—	(248)	(923)	(6)	(281)	(2,025)
Balance, as at September 30, 2022	$(1,883)	$(899)	$6,487	$4	$(10)	$—	$3,699	$760	$560	$592	$2,314	$11,380	$53	$2,613	$21,971

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	21,767
Net income (loss)	(159)	—	—	—	—	—	(159)	43	19	7	(99)	143	58	(111)	(99)
Other comprehensive income (loss)	—	(97)	(72)	5	(24)	1	(187)	—	3	—	(117)	(680)	(3)	(132)	(1,116)
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	340	—	—	—	—	340
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Capital contributions	1	—	—	—	—	—	1	—	—	—	—	1,089	—	—	1,090
Disposal	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(251)	—	—	—	—	—	(251)	(43)	(19)	(7)	(156)	(577)	(63)	(176)	(1,292)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Other	(49)	(6)	(10)	—	2	—	(63)	—	(2)	—	(37)	262	(2)	(45)	113
Change in period	(414)	(103)	(120)	5	(22)	1	(653)	(147)	1	340	(409)	(158)	(10)	(464)	(1,500)
Balance, as at September 30, 2021	$(1,402)	$(823)	$5,475	$(1)	$(61)	$4	$3,192	$881	$610	$340	$1,999	$10,942	$46	$2,257	$20,267
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2022	2021	2022	2021
Operating activities
Net income (loss)		$(77)	$(154)	$78	$(99)
Adjustments for the following non-cash items:
Depreciation	7	385	373	1,175	1,120
Unrealized foreign exchange and financial instruments losses	4	122	(9)	222	22
Share of earnings from equity-accounted investments	13	(12)	4	(60)	(3)
Deferred income tax expense (recovery)	6	(41)	121	(36)	68
Other non-cash items		50	10	68	(110)
Dividends received from equity-accounted investments	13	13	8	50	55
		440	353	1,497	1,053
Changes in due to or from related parties		2	(58)	4	5
Net change in working capital balances		(48)	(67)	(366)	(586)
		394	228	1,135	472
Financing activities
Corporate credit facilities, net	8	200	150	200	150
Commercial paper, net	8	157	500	597	497
Proceeds from non-recourse borrowings	8,19	2,381	1,660	5,807	3,639
Repayment of non-recourse borrowings	8,19	(491)	(1,211)	(2,917)	(2,158)
Repayment of lease liabilities		(5)	(7)	(16)	(22)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	118	93	413	1,102
Capital repaid to participating non-controlling interests – in operating subsidiaries		(54)	(230)	(75)	(444)
Issuance of equity instruments and related costs	9,11	—	—	115	340
Redemption and repurchase of equity instruments	10	—	(153)	(252)	(153)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	9,10	(252)	(223)	(1,109)	(645)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(228)	(213)	(686)	(642)
Borrowings from related party		1	400	1,077	1,155
Repayments to related party		(935)	(1,080)	(1,085)	(1,615)
		892	(314)	2,069	1,204
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	2	(602)	—	(1,381)	(1,426)
Investment in property, plant and equipment	7	(577)	(298)	(1,478)	(831)
Investment in equity-accounted investments		(67)	(2)	(141)	(55)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	3	22	379	140	827
Purchases of financial assets	4	(1)	(3)	(167)	(47)
Proceeds from financial assets	4	3	61	66	108
Restricted cash and other		(11)	(48)	(111)	(126)
		(1,233)	89	(3,072)	(1,550)
Foreign exchange loss on cash		(30)	(10)	(50)	(16)
Cash and cash equivalents
(Decrease) Increase		23	(7)	82	110
Net change in cash classified within assets held for sale		—	14	—	(4)
Balance, beginning of period		823	530	764	431
Balance, end of period		$846	$537	$846	$537
Supplemental cash flow information:
Interest paid		$262	$224	$761	$649
Interest received		$11	$11	$22	$34
Income taxes paid		$19	$20	$63	$54
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Partners L.P. (together with its controlled entities, "Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power and climate transition assets.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2021 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2021 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 4, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, PLN, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Poland zloty, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the combined statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

(e) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable is currently assessing the impact of this IFRS IC agenda decision.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. ACQUISITIONS
U.S. Utility-scale Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Europe Utility-scale Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs of €2 million ($2 million) were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million, excluding non-controlling interest of $6 million. The total transaction costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition.
U.S. Distributed Generation Portfolio
On September 28, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States. The purchase price of this acquisition was $636 million, consisting of $538 million equity price including working capital and closing adjustments and $98

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

million to repay previously existing non-recourse borrowings that is expected to be refinanced (in aggregate $127 million net to Brookfield Renewable). The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable is expected to hold an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $34 million for the nine months ended September 30, 2022.
The preliminary purchase price allocations, at fair value, as at September 30, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$2	$3	$22	$34	$61
Restricted cash	—	—	6	6	12
Trade receivables and other current assets	2	30	48	14	94
Property, plant and equipment	21	1	691	864	1,577
Other non-current assets	1	—	89	31	121
Current liabilities	(1)	(5)	(32)	(65)	(103)
Current portion of non-recourse borrowings	—	—	—	(9)	(9)
Financial instruments	—	—	(24)	—	(24)
Non-recourse borrowings	(6)	—	(47)	(346)	(399)
Deferred income tax liabilities	—	(7)	(61)	(54)	(122)
Provisions	—	—	—	(24)	(24)
Other long-term liabilities	—	—	(43)	(49)	(92)
Non-controlling interests	$(6)	$—	$—	$—	$(6)
Fair value of net assets acquired	19	22	649	402	1,092
Goodwill	18	68	178	234	498
Purchase price	$37	$90	$827	$636	$1,590
Oregon Wind Portfolio
In the first quarter of 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”). During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.
3. DISPOSAL OF ASSETS
In April 2022, Brookfield Renewable, together with institutional partners, completed the sale of its interest in a portfolio of 19 MW utility-scale solar assets in Asia (“Malaysia Utility-scale Solar Portfolio”) for proceeds of approximately MYR 144 million ($33 million and $10 million net to Brookfield Renewable). This resulted in a loss on disposition of $9 million ($3 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $3 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil ("Brazil Hydroelectric Portfolio") for proceeds of R$461 million (approximately $90 million and $23 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $30 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Malaysia Utility-scale Solar Portfolio	Brazil Hydroelectric Portfolio	Total
Proceeds, net of transaction costs	$33	$90	$123
Carrying value of net assets held for sale
Assets	55	90	145
Liabilities	(6)	—	(6)
Non-controlling interests	(7)	—	(7)
	42	90	132
Loss on disposal, net of transaction costs	$(9)	$—	$(9)
4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2021 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2022				December 31, 2021
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$846	$—	$—	$846	$764
Restricted cash(1)	458	—	—	458	312
Financial instrument assets(1)
Energy derivative contracts	—	27	6	33	55
Interest rate swaps	—	327	—	327	40
Foreign exchange swaps	—	98	—	98	32
Investments in debt and equity securities	124	37	325	486	195
Property, plant and equipment	—	—	49,079	49,079	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(413)	(239)	(652)	(226)
Interest rate swaps	—	(85)	—	(85)	(228)
Foreign exchange swaps	—	(25)	—	(25)	(56)
Tax equity	—	—	(474)	(474)	(455)
Contingent consideration(1)(2)	—	—	(141)	(141)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(1,768)	(797)	—	(2,565)	(2,334)
Non-recourse borrowing(1)	(2,081)	(18,843)	—	(20,924)	(20,435)
Total	$(2,421)	$(19,674)	$48,556	$26,461	$27,093
(1)Includes both the current amount and long-term amounts.
(2)Amount relates to business combinations completed in 2021 and 2022 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the nine months ended September 30, 2022.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2022			December 31, 2021
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$33	$652	$(619)	$(171)
Interest rate swaps	327	85	242	(188)
Foreign exchange swaps	98	25	73	(24)
Investments in debt and equity securities	486	—	486	195
Tax equity	—	474	(474)	(455)
Total	944	1,236	(292)	(643)
Less: current portion	146	462	(316)	(340)
Long-term portion	$798	$774	$24	$(303)
(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their tax equity interests are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument in the interim consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(123)	$(10)	$(287)	$(114)
Interest rate swaps	13	11	78	61
Foreign exchange swaps	52	24	88	84
Tax equity	29	15	91	31
Foreign exchange (loss) gain	(31)	(19)	(73)	(40)
	$(60)	$21	$(103)	$22
For the three and nine months ended September 30, 2022, the gains associated with debt and equity securities of $2 million and $3 million (2021: nil and nil) was recorded in Other income on the interim consolidated statements of income (loss).
For the three and nine months ended September 30, 2022, the losses associated with debt and equity securities of $10 million and $16 million (2021: nil and nil) was recorded in Other on the interim consolidated statements of income (loss).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$(56)	$(139)	$(282)	$(178)
Interest rate swaps	98	6	320	51
Foreign exchange swaps	4	5	2	2
	46	(128)	40	(125)
Foreign exchange swaps – net investment	112	12	164	28
Investments in debt and equity securities	(15)	(2)	(24)	3
	$143	$(118)	$180	$(94)
The following table reflects the reclassification adjustments recognized in net income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Energy derivative contracts	$37	$5	$125	$(46)
Interest rate swaps	(1)	3	3	15
Foreign exchange swaps	—	10	—	10
	$36	$18	$128	$(21)
Foreign exchange swaps - net investment	—	—	—	(44)
Foreign currency translation	—	—	—	80
	$36	$18	$128	$15
5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable’s operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainability solutions (distributed generation, pumped storage, cogeneration, carbon capture and other), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$212	$49	$65	$70	$19	$10	$10	$104	$80	$—	$619	$(42)	$528	$1,105
Other income	5	1	1	8	10	—	1	35	7	39	107	(7)	(78)	22
Direct operating costs	(90)	(10)	(21)	(32)	(6)	(1)	(2)	(25)	(35)	(9)	(231)	23	(136)	(344)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	26	1	27
	127	40	45	46	23	9	9	114	52	30	495	—	315
Management service costs	—	—	—	—	—	—	—	—	—	(58)	(58)	—	—	(58)
Interest expense	(52)	(6)	(15)	(18)	(2)	(1)	(2)	(27)	(7)	(25)	(155)	8	(166)	(313)
Current income taxes	1	(3)	(7)	—	(1)	(1)	(1)	(1)	(2)	—	(15)	—	(18)	(33)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(2)	(10)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(129)	(129)
Funds From Operations	76	31	23	28	20	7	6	86	43	(77)	243	—	—
Depreciation											(233)	8	(160)	(385)
Foreign exchange and financial instrument gain (loss)											(90)	(3)	33	(60)
Deferred income tax expense											53	—	(12)	41
Other											(109)	—	45	(64)
Share of earnings from equity-accounted investments											—	(5)	—	(5)
Net income attributable to non-controlling interests											—	—	94	94
Net income (loss) attributable to Unitholders(2)											$(136)	$—	$—	$(136)
(1)Share of earnings from equity-accounted investments of $12 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$192	$34	$54	$70	$18	$10	$8	$101	$67	$—	$554	$(42)	$454	$966
Other income	8	26	5	20	3	—	1	10	—	14	87	(5)	(40)	42
Direct operating costs	(81)	(12)	(19)	(26)	(4)	(1)	(4)	(20)	(20)	(8)	(195)	23	(120)	(292)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	24	11	35
	119	48	40	64	17	9	5	91	47	6	446	—	305
Management service costs	—	—	—	—	—	—	—	—	—	(71)	(71)	—	—	(71)
Interest expense	(39)	(3)	(8)	(15)	(3)	(1)	(2)	(30)	(8)	(21)	(130)	9	(126)	(247)
Current income taxes	—	(2)	(4)	(1)	(3)	(1)	—	—	—	—	(11)	2	(13)	(22)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Perpetual subordinated notes										(4)	(4)	—	—	(4)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	80	43	28	48	11	7	3	61	39	(110)	210	—	—
Depreciation											(223)	6	(156)	(373)
Foreign exchange and financial instrument gain (loss)											2	(1)	20	21
Deferred income tax expense											(7)	5	(119)	(121)
Other											(97)	7	37	(53)
Share of loss from equity-accounted investments											—	(17)	—	(17)
Net loss attributable to non-controlling interests											—	—	218	218
Net income (loss) attributable to Unitholders(2)											$(115)	$—	$—	$(115)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $63 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	745	142	205	241	102	23	29	297	207	—	1,991	(138)	1,662	3,515
Other income	7	21	1	8	21	—	2	90	23	63	236	(20)	(109)	107
Direct operating costs	(280)	(36)	(63)	(89)	(21)	(4)	(6)	(79)	(83)	(25)	(686)	62	(436)	(1,060)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	96	5	101
	472	127	143	160	102	19	25	308	147	38	1,541	—	1,122
Management service costs	—	—	—	—	—	—	—	—	—	(199)	(199)	—	—	(199)
Interest expense	(143)	(18)	(39)	(50)	(11)	(4)	(8)	(81)	(29)	(65)	(448)	18	(443)	(873)
Current income taxes	(4)	(9)	(20)	—	(2)	(1)	(1)	(3)	—	—	(40)	7	(73)	(106)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(6)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(600)	(600)
Funds From Operations	325	100	84	110	89	14	16	224	118	(300)	780	—	—
Depreciation											(712)	27	(490)	(1,175)
Foreign exchange and financial instrument gain (loss)											(126)	(2)	25	(103)
Deferred income tax expense											79	(2)	(41)	36
Other											(234)	(13)	123	(124)
Share of loss from equity-accounted investments											—	(10)	—	(10)
Net loss attributable to non-controlling interests											—	—	383	383
Net income (loss) attributable to Unitholders(2)											(213)	—	—	(213)
(1)Share of earnings from equity-accounted investments of $60 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $217 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2021:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	614	131	160	287	90	24	24	280	188	—	1,798	(119)	1,326	3,005
Other income	32	35	14	28	93	1	1	20	1	41	266	(10)	33	289
Direct operating costs	(241)	(37)	(57)	(91)	(32)	(6)	(8)	(69)	(55)	(23)	(619)	59	(430)	(990)
Share of revenue, other income and direct operating costs from equity-accounted investments											—	70	32	102
	405	129	117	224	151	19	17	231	134	18	1,445	—	961	—
Management service costs	—	—	—	—	—	—	—	—	—	(224)	(224)	—	—	(224)
Interest expense	(117)	(14)	(21)	(57)	(14)	(5)	(6)	(86)	(29)	(62)	(411)	22	(337)	(726)
Current income taxes	(2)	(2)	(8)	(3)	(3)	(1)	—	(1)	(1)	—	(21)	3	(42)	(60)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(43)	(43)	—	—	(43)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Perpetual subordinated notes										(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(22)	(47)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(560)	(560)
Funds From Operations	286	113	88	164	134	13	11	144	104	(337)	720	—	—
Depreciation											(706)	32	(446)	(1,120)
Foreign exchange and financial instrument gain (loss)											(65)	(1)	88	22
Deferred income tax expense											52	7	(127)	(68)
Other											(312)	14	68	(230)
Share of loss from equity-accounted investments											—	(52)	—	(52)
Net loss attributable to non-controlling interests											—	—	417	417
Net income (loss) attributable to Unitholders(2)											(311)	—	—	(311)
(1)Share of earnings from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $143 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2022
Cash and cash equivalents	$70	$4	$25	$35	$103	$—	$5	$139	$76	$11	$468	$(49)	$427	$846
Property, plant and equipment	14,612	1,675	1,776	3,202	581	271	263	3,259	2,355	—	27,994	(1,143)	22,228	49,079
Total assets	16,316	1,849	2,019	3,574	801	306	355	3,783	2,771	150	31,924	(606)	26,070	57,388
Total borrowings	3,895	261	588	1,477	380	87	195	2,505	1,035	2,768	13,191	(351)	11,942	24,782
Other liabilities	4,734	94	587	885	244	13	45	684	589	272	8,147	(256)	2,744	10,635
For the nine months ended September 30, 2022:
Additions to property, plant and equipment	94	28	3	61	10	9	27	154	60	1	447	(24)	1,162	1,585
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,456	1,833	2,277	3,665	842	292	342	3,746	2,366	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the nine months ended September 30, 2021:
Additions to property, plant and equipment	75	67	30	63	21	7	3	68	20	2	356	(4)	616	968

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Hydroelectric
North America	$261	$224	$917	$732
Brazil	37	35	130	137
Colombia	272	224	851	664
	570	483	1,898	1,533
Wind
North America	152	139	491	501
Europe	26	24	150	133
Brazil	30	29	68	64
Asia	42	28	124	88
	250	220	833	786
Utility-scale solar	191	167	540	449
Distributed energy & sustainable solutions	94	96	244	237
Total	$1,105	$966	$3,515	$3,005
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2022	December 31, 2021
United States	$26,420	$24,596
Colombia	7,424	8,497
Canada	6,872	7,651
Brazil	4,256	3,860
Europe	3,581	4,440
Asia	1,645	1,495
Other	142	—
	$50,340	$50,539
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 47% for the nine months ended September 30, 2022 (2021: 441%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income or loss not subject to tax.
In 2021, Brookfield Renewable incurred a one-time deferred tax expense of $142 million as a result of new tax legislation in Colombia.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net		10	(110)	(1)	—	(101)
Transfer from construction work-in-progress		104	506	763	1	1,374
Acquisitions through business combinations	2	—	—	670	—	670
Disposals	3	(97)	—	—	—	(97)
Items recognized through OCI:
Change in fair value		(2)	—	—	—	(2)
Foreign exchange		(1,482)	(318)	(429)	—	(2,229)
Items recognized through net income:
Depreciation		(461)	(420)	(272)	(22)	(1,175)
As at September 30, 2022		$29,585	$8,773	$8,120	$167	$46,645

Construction work-in-progress
As at December 31, 2021		278	295	649	5	1,227
Additions, net		133	752	795	6	1,686
Transfer to property, plant and equipment		(104)	(506)	(763)	(1)	(1,374)
Acquisitions through business combinations	2	—	—	907	—	907
Items recognized through OCI:
Change in fair value		—	19	—	—	19
Foreign exchange		1	(25)	(6)	(1)	(31)
As at September 30, 2022		$308	$535	$1,582	$9	$2,434
Total property, plant and equipment, at fair value
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
As at September 30, 2022(2)		$29,893	$9,308	$9,702	$176	$49,079
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $65 million (2021: $69 million) in hydroelectric, $165 million (2021: $174 million) in wind, $208 million (2021: $186 million) in solar, and $2 million (2021: $2 million) in other.

In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 248 MW development wind portfolio in Brazil. The investment is accounted for as asset acquisition as it does not constitute a business combination under IFRS 3, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
In the first quarter of 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of an operating wind asset in China for a total capacity of 10 MW. The investment is accounted for as asset acquisition as it does not constitute business combinations under IFRS 3, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2022				December 31, 2021
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	4.1	4	$200	$200	N/A	5	$—	$—
Commercial paper	3.8	<1	597	597	N/A	N/A	—	—
Medium Term Notes:
Series 4 (C$150)	5.8	14	108	112	5.8	15	118	154
Series 9 (C$400)	3.8	3	289	280	3.8	3	317	334
Series 10 (C$500)	3.6	4	362	341	3.6	5	396	421
Series 11 (C$475)	4.3	6	344	329	4.3	7	376	419
Series 12 (C$475)	3.4	7	344	307	3.4	8	376	399
Series 13 (C$300)	4.3	27	217	183	4.3	28	237	275
Series 14 (C$425)	3.3	28	307	216	3.3	29	336	332
	3.9	12	1,971	1,768	3.9	13	2,156	2,334
Total corporate borrowings			2,768	$2,565			2,156	$2,334
Add: Unamortized premiums(1)			2				3
Less: Unamortized financing fees(1)			(9)				(10)
Less: Current portion			(597)				—
			$2,164				$2,149
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $597 million commercial paper outstanding as at September 30, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2022	December 31, 2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(204)	(24)
Authorized letter of credit facility(3)	400	400
Issued letters of credit	(311)	(289)
Available portion of corporate credit facilities(3)	$2,260	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)$4 million (2021: $24 million) relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
(3)Subsequent to the quarter, Brookfield Renewable increased the capacity of its authorized letter of credit facility to $500 million.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or The Extended National Consumer Price Index (“IPCA”) plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”) , Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”) . Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”) .
Effective January 1, 2022, Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023.
As at September 30, 2022, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	6.8	10	$8,775	$8,117	4.9	11	$8,541	$9,008
Wind	5.1	8	4,793	4,594	4.4	8	4,767	5,059
Utility-scale solar	5.3	10	5,051	4,926	4.1	13	4,303	4,561
Distributed energy & sustainable solutions	4.8	6	3,401	3,287	3.2	8	1,741	1,807
Total	5.8	9	$22,020	$20,924	4.5	10	$19,352	$20,435
Add: Unamortized premiums(3)			129				160
Less: Unamortized financing fees(3)			(128)				(132)
Less: Current portion			(2,237)				(1,818)
			$19,784				$17,562
(1)Includes $2,076 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $89 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 19 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding credit facilities, total weighted-average term is 10 years.

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears a fixed interest of 8.66% and matures in 2032.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

In the first quarter of 2022, Brookfield Renewable completed a financing of COP 356 billion ($95 million) in Colombia. The bond issued in two tranches bears variable interest at IPC plus an average margin maturing in 2029 and 2037.
In the first quarter of 2022, Brookfield Renewable completed a financing of COP 200 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2032.
In the first quarter of 2022, Brookfield Renewable completed a financing of R$150 million ($29 million) associated with a utility-scale solar development project in Brazil. The loan bears a variable interest at IPCA plus a margin and matures February 2045.
In the first quarter of 2022, Brookfield Renewable completed a financing of CNY 835 million ($132 million) related to a wind portfolio in China. The debt, drawn in two tranches, bears a fixed interest rate of 4.9% and matures in 2037.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $170 million associated with a hydroelectric portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 3.62% and matures in 2032.
In the first quarter of 2022, Brookfield Renewable completed a refinancing totaling $35 million associated with a hydroelectric portfolio in the United States. A portion of the debt bears a fixed rate of 4.98% and the remaining portion bears interest at SOFR plus a margin maturing in 2026.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$300 million ($63 million) associated with a utility-scale solar development project in Brazil. The loan bears a variable interest at IPCA plus a margin and matures 2045.
In the second quarter of 2022, Brookfield Renewable completed a financing of R$500 million ($96 million) associated with a wind development project in Brazil. The loan bears a variable interest at CDI plus a margin and matures 2024.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling €66 million ($70 million) associated with a utility-scale solar asset in Spain. The loan bears a fixed interest of 3.36% and matures 2039.
In the second quarter of 2022, Brookfield Renewable increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $250 million associated with a utility-scale solar utility portfolio in the United States. The debt bears variable interest at SOFR plus a margin and matures in 2025.
In the second quarter of 2022, Brookfield Renewable completed a refinancing totaling $500 million associated with the United States business. The loan bears a variable interest at SOFR plus a margin and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing totaling $402 million associated with the distributed generation portfolio in the United States. The debt drawn in two tranches bears an average fixed interest of 5.23% and matures in 2029.
In the second quarter of 2022, Brookfield Renewable completed a financing of CNY 290 million ($43 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.6% and matures in 2039.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 400 billion ($97 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2032.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 50 billion ($12 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2030.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 100 billion ($24 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2034.
In the second quarter of 2022, Brookfield Renewable completed a financing of COP 219 billion ($53 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2027.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

In the second quarter of 2022, Brookfield Renewable completed a financing of COP 594 billion ($144 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2029.
In the second quarter of 2022, Brookfield Renewable completed a refinancing of COP 237 billion ($57 million) in Colombia. The loan bears variable interest at IBR plus a margin maturing in 2030.
In the third quarter of 2022, Brookfield Renewable completed a financing of CNY 181 million ($25 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.40% and matures in 2039.
In the third quarter of 2022, Brookfield Renewable completed a financing of CNY 262 million ($37 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.40% and matures in 2039.
In the third quarter of 2022, Brookfield Renewable completed a financing of CNY 107 million ($15 million) related to a utility-scale solar asset in China. The debt bears a fixed interest rate of 4.40% and matures in 2040.
In the third quarter of 2022, Brookfield Renewable completed a financing of CNY 87 million ($12 million) related to a wind asset in China. The debt bears a fixed interest rate of 4.40% and matures in 2038.
In the third quarter of 2022, Brookfield Renewable completed a financing of COP 315 billion ($71 million) in Colombia. The loan drawn in three tranches bears an average variable interest at IBR plus a margin and matures 2030.
In the third quarter of 2022, Brookfield Renewable completed a financing of $14 million associated with the distributed generation portfolio in the United States. The debt bears a fixed interest of 6.5% and matures in 2032.
In the third quarter of 2022, Brookfield Renewable completed a refinancing totaling $12 million associated with a hydroelectric portfolio in the United States. The debt bears a variable interest at SOFR plus a margin and matures in 2024.
9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2022	December 31, 2021
Participating non-controlling interests – in operating subsidiaries	$11,380	$12,303
General partnership interest in a holding subsidiary held by Brookfield	53	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,613	2,894
BEPC exchangeable shares	2,314	2,562
Preferred equity	560	613
Perpetual subordinated notes	592	592
	$17,512	$19,023

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$—	$974	$132	$2,442	$13	$776	$12,303
Net income (loss)	5	(68)	100	20	(20)	13	13	145	1	8	217
Other comprehensive income (loss)	(11)	—	(77)	(15)	(18)	(78)	—	(250)	(2)	(36)	(487)
Capital contributions	—	4	—	264	103	—	—	—	—	111	482
Disposal	(54)	—	(21)	—	—	—	—	—	—	—	(75)
Distributions	(40)	(52)	(372)	(2)	—	(27)	(9)	(474)	(1)	(58)	(1,035)
Other	—	—	(2)	1	6	4	—	(5)	—	(29)	(25)
As at September 30, 2022	$585	$2,137	$3,246	$1,678	$71	$886	$136	$1,858	$11	$772	$11,380
Interests held by third parties	75% - 78%	43% - 60%	23% - 71%	75%	80%	50%	25%	53%	0.3%	0.3% - 50%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and BEPC Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million and $71 million were declared during the three and nine months ended September 30, 2022, respectively (2021: $20 million and $60 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2022, exchangeable shareholders of BEPC exchanged 3,834 and 11,918 BEPC exchangeable shares (2021: 4,766 and 14,408 shares during the same periods) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,218,488 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2022 and 2021 .

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$4	$3
Incentive distribution	24	20	71	60
	25	21	75	63
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	62	59	188	176
BEPC exchangeable shares held by
Brookfield	14	14	43	40
External shareholders	41	38	122	116
Total BEPC exchangeable shares	55	52	165	156
	$142	$132	$428	$395
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2022	2021	September 30, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$3	$3	$124	$135
Series 2 (C$113)(1)	3.11	4.7	April 2025	3	2	56	62
Series 3 (C$249)	9.96	4.4	July 2024	6	6	180	197
Series 5 (C$103)	4.11	5.0	April 2018	3	3	74	81
Series 6 (C$175)	7.00	5.0	July 2018	4	5	126	138
	31.03			$19	$19	$560	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2022, totaled $6 million and $19 million, respectively (2021: $6 million and $19 million, respectively).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The interest expense on the perpetual subordinated notes during the three and nine months ended September 30, 2022 of $8 million and $22 million, respectively (2021: $4 million and $7 million, respectively) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million as at September 30, 2022 (December 31, 2021: $592 million).
Distributions paid during the three and nine months ended September 30, 2022, totaled $9 million and $22 million, respectively (2021: $5 million and $5 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2022	2021	September 30, 2022	December 31, 2021
Series 5 (C$72)	—	5.59	April 2018	$—	$2	$—	$49
Series 7 (C$175)	7.00	5.50	January 2026	6	6	128	128
Series 9 (C$200)(1)	—	5.75	July 2021	—	5	—	—
Series 11 (C$250)	—	5.00	April 2022	3	8	—	187
Series 13 (C$250)	10.00	5.00	April 2023	7	8	196	196
Series 15 (C$175)	7.00	5.75	April 2024	6	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6.00	5.50	April 2027	3	—	115	—
	38.00			$33	$43	$760	$881
(1)In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Distributions paid during the three and nine months ended September 30, 2022, totaled $10 million and $33 million, respectively (2021: $15 million and $44 million, respectively).
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2022, 275,286,669 LP units were outstanding (December 31, 2021: 275,084,265 LP units) including 68,749,416 LP units (December 31, 2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2022, 43,294 and 190,486 LP units, respectively (2021: 63,127 and 156,794 LP units, respectively) were issued under the distribution reinvestment plan at a total cost of $1 million and $7 million, respectively (2021: $2 million and $6 million, respectively).
During the three and nine months ended September 30, 2022, exchangeable shareholders of BEPC exchanged 3,834 and 11,918 exchangeable shares, respectively (2021: 4,766 and 14,408 exchangeable shares, respectively) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
As at September 30, 2022, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 26% direct interest in the exchangeable shares of BEPC as at September 30, 2022.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three and nine months ended September 30, 2022.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

Distributions
The composition of distributions for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Brookfield	$22	$21	$67	$63
External LP unitholders	66	63	200	188
	$88	$84	$267	$251
In February 2022, Unitholder distributions were increased to $1.28 per LP unit on an annualized basis, an increase of 5% per LP unit, which took effect with the distribution paid in March 2022.
Distributions paid during the three and nine months ended September 30, 2022 totaled $87 million and $261 million (2021: $83 million and $249 million).
12. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		966
Acquired through acquisition	2	498
Foreign exchange		(118)
Balance, as at September 30, 2022		$1,346
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2022:

(MILLIONS)	September 30, 2022
Balance, beginning of year	$1,107
Investment	263
Share of net income	60
Share of other comprehensive income	(73)
Dividends received	(50)
Foreign exchange translation and other	(46)
Balance as at September 30, 2022	$1,261
During the second quarter of 2022, Brookfield Renewable, together with institutional partners, committed to invest $500 million, of which $122 million was deployed for a 20% stake in common equity into a private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable held a 20% interest in this investment through an intermediate entity. During the third quarter of 2022, Brookfield Renewable entered into a new voting agreement with Brookfield to gain control of Island Aggregator LP, the intermediate entity. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity, resulting in an increase to total assets of $337 million, an increase to total liabilities of $269 million and an increase to equity of $68 million. The transaction was accounted for as an asset acquisition.
During the quarter, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. Brookfield Renewable, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the quarter, which includes a put option that offers strong downside protection at a pre-determined rate of return. Brookfield Renewable holds an approximate 10% economic interest.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2022	December 31, 2021
Cash	$844	$759
Short-term deposits	2	5
	$846	$764
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2022	December 31, 2021
Operations	$202	$167
Credit obligations	105	95
Capital expenditures and development projects	151	50
Total	458	312
Less: non-current	(110)	(51)
Current	$348	$261
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2022	December 31, 2021
Trade receivables	$598	$629
Collateral deposits(1)	825	434
Short-term deposits and advances(2)	161	27
Prepaids and other	108	354
Inventory	99	31
Income tax receivable	19	39
Current portion of contract asset	58	57
Sales taxes receivable	60	36
Other short-term receivables	109	76
	$2,037	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
(2)Balance includes deposits and advances related to the build-out of development assets and the sourcing of supplies.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2022	December 31, 2021
Operating accrued liabilities	$387	$312
Accounts payable	239	208
Interest payable on borrowings	157	116
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	53	54
Current portion of lease liabilities	33	30
Other	91	59
	$960	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2022, Brookfield Renewable had $884 million (2021: $699 million) of capital expenditure commitments of which $570 million is payable in 2022, $284 million is payable in 2023, $28 million is payable in 2024 to 2027, and $2 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2022 :

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
Colombia	Utility-scale solar	38 MW development	COP 153 billion ($37 million)	24%	Q4 2022
China	Wind	169 MW development	CNY 519 million ($80 million)	20%	Q4 2022
China	Wind	101 MW development	CNY 255 million ($38 million)	20%	Q4 2022
Brazil	Wind	137 MW operating	BRL 529 million ($98 million)	25%	Q4 2022
U.S.	Wind	800 MW operating and 22 GW development	$1 billion	20%	Q1 2023
U.S.	Utility-scale solar	473 MW operating	$135 million	20%	First of three projects in Q4 2023
China	Wind	350 MW development	CNY 1 billion ($159 million)	20%	First of two projects in Q4 2023
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2022	December 31, 2021
Brookfield Renewable along with institutional investors	$96	$98
Brookfield Renewable's subsidiaries	1,027	950
	$1,123	$1,048
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
During the third quarter of 2022, Brookfield Renewable entered into a new voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity, resulting in an increase to total assets of $177 million, an increase in total liabilities of $199 million and a decrease in equity of $22 million. The transaction was accounted for as an asset acquisition.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at London Interbank Offered Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

credit facility and deposit for the three and nine months ended September 30, 2022 totaled nil and less than $1 million (2021: $1 million and $2 million, respectively).
From time to time, Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield Renewable, may take part in financing, tax equity and equity offerings of Brookfield Renewable, alongside other market participants. Such activities are recorded as Non-recourse borrowings, Financial instrument liabilities, and Equity on the consolidated statements of financial position, respectively. As at September 30, 2022, $89 million of non-recourse borrowings is due to Brookfield Reinsurance (2021: $51 million). Brookfield Reinsurance has subscribed to tax equity financing of $7 million (2021: nil) and $15 million of Brookfield Renewable’s Preferred LP Unit offering (2021: nil).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, formed a strategic partnership with Cameco Corporation (“Cameco”) to acquire 100% of Westinghouse Electric Corporation (“Westinghouse”) from Brookfield Business Partners (“BBU”) and its institutional partners for a total equity cost of $4.5 billion, subject to closing adjustments. The transaction was done at arm’s length. Refer to Note 21 - Subsequent Events for more details.
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2022	2021	2022	2021
Revenues
Power purchase and revenue agreements	$—	$6	$22	$89
Direct operating costs
Energy purchases	$—	$—	$—	$—
Energy marketing fee & other services	—	(2)	(4)	(5)
Insurance services(1)	—	(6)	—	(19)
	$—	$(8)	$(4)	$(24)
Interest expense
Borrowings	$—	$(1)	$—	$(2)
Contract balance accretion	(2)	(1)	$(14)	$(10)
	$(2)	$(2)	$(14)	$(12)
Other related party services	$(1)	$(1)	$(3)	$(3)
Management service costs	$(58)	$(71)	$(199)	$(224)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2022 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing reinsurance coverage to third-party commercial insurers for the benefits of certain Brookfield Renewable entities in North America. The premiums and claims paid are not included in the table above.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

20. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2022
Current assets	$59	$383	$1,999	$1,072	$3,561	$(3,501)	$3,573
Long-term assets	4,460	236	3	30,478	53,744	(35,106)	53,815
Current liabilities	55	7	29	7,323	3,698	(6,586)	4,526
Long-term liabilities	—	—	1,964	217	28,710	—	30,891
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,380	—	11,380
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,613	—	—	2,613
BEPC exchangeable shares	—	—	—	—	2,314	—	2,314
Preferred equity	—	560	—	—	—	—	560
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	761	—	—	765	—	(766)	760
As at December 31, 2021
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners' equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2022
Revenues	$—	$—	$—	$—	$1,105	$—	$1,105
Net income (loss)	(58)	—	1	(500)	85	395	(77)
Three months ended September 30, 2021
Revenues	$—	$—	$—	$—	$966	$—	$966
Net income (loss)	(43)	—	8	(402)	(2)	285	(154)
Nine months ended September 30, 2022
Revenues	$—	$—	$—	$—	$3,515	$—	$3,515
Net income (loss)	(88)	—	(2)	(907)	448	627	78
Nine months ended September 30, 2021
Revenues	$—	$—	$—	$—	$3,005	$—	$3,005
Net income (loss)	(115)	—	3	(976)	465	524	(99)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to quarter, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse. The total equity invested will be approximately $4.5 billion, and Brookfield Renewable, alongside our institutional partners, will own a 51% interest and with Cameco owning 49%. Brookfield Renewable expecting to invest $750 million to acquire an approximate 17% interest. The closing of this transaction is expected to occur in the second half of 2023 and is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, invested in a funding partnership with a U.S. based carbon capture and transformation company that transforms waste carbon into useable net-zero inputs into industrial processes for products such as fuels, fabrics, and packaging. Brookfield Renewable invested $50 million ($10 million net to Brookfield Renewable) in the form of a convertible note and secured the preferred right to invest up to $500 million ($100 million net to Brookfield Renewable) of equity into carbon capture development projects.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, agreed to invest in a U.S.-based pure-play recycling business with total annual recycling capacity of 1.3 million tons and a large pipeline of growth opportunities. Brookfield Renewable will make an initial investment of $200 million in preferred equity securities and have the preferred right to invest an additional $500 million (in aggregate $140 million net to Brookfield Renewable) to support the development of up to 19 new-build recycling facilities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2022

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
BRP Energy Group L.P.
Connor Teskey
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Scott Cutler
Nancy Dorn
David Mann
Lou Maroun
Sachin Shah
Stephen Westwell
Patricia Zuccotti
Dr. Sarah Deasley
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2021 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN